

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2022

Charles Lauber
Executive Vice President and Chief Financial Officer
A. O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224

> **Re:  A. O. Smith Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated October 11, 2022**
> **File No. 001-00475**

Dear Charles Lauber:

We have reviewed your October 11, 2022 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our September 9, 2022 letter.

Response Dated October 11, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.  We note your response to prior comment 5.  Please provide us with additional detail explaining how you considered providing disclosure regarding reputational risks resulting from operations or products that produce greenhouse gas emissions to investor perception and your ability to obtain external financing.

Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing